SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

05010760

24 August 2005

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED AUG 25 2005 WASH. D.C. 199 SECTION

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 23 August 2005 as published in the South China Morning Post in Hong Kong on 24 August 2005 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

Encl

PROCESSED
AUG 26 2005
THOMSON
FINANCIAL

c.c. J P Morgan
- Ms Tintin Subagyo

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司*
website: http://www.ir.shangri-la.com
(Stock Code: 00069)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE SECOND QUARTER AND FOR THE SIX MONTHS ENDED 30 JUNE 2005. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN MALAYSIA ON 23 AUGUST 2005 PURSUANT TO CHAPTER 9 OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD.

SA WILL SEPARATELY ANNOUNCE ITS OWN INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2005 ON 26 AUGUST 2005.

SUMMARY

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA ("SHMB"), a 52.78% subsidiary of SA and a company listed on Bursa Malaysia Securities Berhad, has announced its unaudited financial results for the second quarter and for the six months ended 30 June 2005 in Malaysia on 23 August 2005. The unaudited financial statements of SHMB have been prepared in compliance with applicable approved accounting standards in Malaysia. The unaudited Condensed Consolidated Income Statement of SHMB and declaration of an interim dividend by the Board of Directors of SHMB are provided below.

SHMB, a subsidiary of SA listed on Bursa Malaysia Securities Berhad and in which SA has a 52.78% interest, has announced its unaudited financial results for the second quarter and for the six months ended 30 June 2005 in Malaysia on 23 August 2005. The unaudited Condensed Consolidated Income Statement of SHMB and declaration of an interim dividend by the Board of Directors of SHMB are provided below:

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SECOND QUARTER AND FOR THE SIX MONTHS ENDED 30 JUNE 2005

	Three Months Ended		Six Months Ended	
	30.6.2005	30.6.2004	30.6.2005	30.6.2004
	RM'000	*RM'000*	*RM'000*	*RM'000*
Revenue	62,795	74,290	130,463	154,992
Operating profit before exceptional item	12,100	13,035	25,730	30,874
Exceptional item	12,191	0	12,191	0
Operating profit after exceptional item	24,291	13,035	37,921	30,874
Interest expense	(1,570)	(1,636)	(3,180)	(3,338)
Interest income	83	36	100	73
Share of results of associated companies	(765)	(267)	(866)	(522)
Profit before taxation	**22,039**	**11,168**	**33,975**	**27,087**
Tax expense	(2,464)	(3,634)	(5,749)	(8,521)
Profit after taxation	**19,575**	**7,534**	**28,226**	**18,566**
Minority Interests	(283)	(431)	(1,220)	(1,062)
Net Profit attributable to members of Shangri-La Hotels (Malaysia) Berhad	**19,292**	**7,103**	**27,006**	**17,504**
Basic Earnings per Ordinary Share (sen)	4.38	1.61	6.14	3.98
Diluted Earnings per Ordinary Share (sen)	NA	NA	NA	NA

NA – not applicable

Note:

Exceptional Item

The exceptional item of RM12.191 million recorded during the second quarter ended 30 June 2005 relates to the gain arising from the divestment of the SHMB Group's 30% interest in Johdaya Karya Sdn Bhd. The proceeds received from the disposal amounting to RM32.936 million were partly used to repay the SHMB Group's existing term loans. As a result, the SHMB Group's total borrowings as at 30 June 2005 reduced to RM163.534 million from RM180.517 million at end-December 2004.

DIVIDEND

The Board of Directors of SHMB has declared an interim dividend of 3 sen or 3% per ordinary share less tax at 28% in respect of the financial year ending 31 December 2005 (2004 interim dividend: 3 sen or 3% per ordinary share less tax at 28%) to be paid to the shareholders of SHMB on Thursday, 17 November 2005.

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS INCLUDING THE EARNINGS PER ORDINARY SHARE AND DIVIDEND DECLARED PERTAIN ONLY TO SHMB, A 52.78% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 52.78%) IN THE PROFITS OF SHMB FOR THE SIX MONTHS ENDED 30 JUNE 2005 IN ITS INTERIM RESULTS FOR THE PERIOD ENDED 30 JUNE 2005 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 23 August 2005

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Tow Heng Tan and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* for identification purpose only